SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports Second Quarter 2006 Results dated August 29, 2006.

                                                                          ITEM 1


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Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Reports Second Quarter 2006 Results

Tuesday August 29, 9:30 am ET

GEDERA, Israel, August 29 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today a net profit of $1,481,048 on sales of $18,390,129 in the second quarter ended June 30, 2006 compared to a net profit of $898,263 on sales of $ 8,960,969 for the same period of 2005.

For the first six months the company reported a net profit of $2,735,964 on sale of $34,797,159 compared to a net profit of $1,686,613 on sale of $17,350,120 for the same period of 2005.

The company's revenues for the quarter ($18,390,129) have increased by 105% compared to revenues for the second quarter in 2005 ($8,960,969).

The net profit for the quarter ($1,481,048) increased by 65% compared to net profit for the second quarter in 2005 ($898,263).

The increase in revenues and profit is mainly due to the acquisition of Piedmont Aviation Component Services, LLC which contributed more than $9,000,000 to sales and due to the efficiency measures applied by the Company since its acquisition.

We would like to mention that as from the third quarter of 2005 the Company has included in its financial reports the results of Piedmont Aviation Component Services (PACS) which was bought by the Company as of July 1, 2005.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures aircraft accessories and systems such as pumps, valves, Power Systems, Turbines and overhauls aircraft Auxiliary Power Units (APUs), landing gears and propellors.


    TAT TECHNOLOGIES LTD.
    CONSOLIDATED STATEMENTS OF OPERATIONS
    (Amounts in Thousands U.S $, Unaudited)


                                Six Months Ended   Three Months Ended

                                      June 30             June 30
                                  2005      2006      2005      2006

                                  ($)       ($)       ($)       ($)
    Revenues                      17,350    34,797     8,961    18,390
    Gross Profit                   5,776     9,338     3,124     4,847
    Income from Operations         2,772     4,175     1,566     2,131
    before Income Taxes
    Income Tax                     1,085     1,439       668       650
    Net Income                     1,687     2,736       898     1,481
    Earnings Per Share            $ 0.28    $ 0.45    $ 0.15   $ 0.245
    Weighed Average Shares     6,042,671 6,042,671 6,042,671 6,042,671
    Outstanding

    AT THE COMPANY
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)


                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: August 29, 2006